SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras completes drilling fifth well in Santos Basin pre-salt Iara area

Rio de Janeiro, November 12, 2013 – Petróleo Brasileiro S.A. – Petrobras announces it has completed drilling the fifth exploratory well in the Santos Basin pre-salt Iara area, block BM-S-11.

Well 3-RJS-715D (3-BRSA-1181D-RJS), informally known as Iara Alto Ângulo (‘Iara steep angle’), is located 225 km off the Rio de Janeiro coast, at a water depth of 2,128 meters.

This well was drilled in the central area of the concession’s Discovery Evaluation Plan, some 4 km to the north of discovery well 1-RJS-656 (1-BRSA-618), informally known as Iara.

The well was designed and executed with a sub-horizontal geometry and reached the total depth of 6,672m, after drilling approximately 900 meters of carbonate rock below the salt layer. A 310 meter hydrocarbon column was identified.

The reservoirs feature characteristics that are similar to those found in discovery well (1-RJS-656, Iara), which was drilled vertically, and where good quality oil was identified (28º API).

Given the geometry used in the well, a formation test will be conducted at the location to evaluate the productivity of the reservoirs.

The consortium will proceed with the activities outlined in the Discovery Evaluation Plan approved by Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP).

Petrobras is the operator of the consortium (65%) in partnership with BG E&P Brasil (25%) and Petrogal Brasil (10%).

MG
RJ
Macaé
TEVOL
REDUC
TEBIG
Rio de Janeiro
REVAP
São Paulo
RECAP
RPBC
Santos
Ilhabela
TEBAR
100m
225 Km
500m
TAMBAÚ
PIRAPITANGA
MEXILHÃO
PMXL-1
TAMBUATÁ
CARAPIÁ
URUGUÁ
1000m
PLANO DE AVALIAÇÃO DE IARA
IARA ALTO ÂNGULO (3BRSA1181D)
IARA (1BRSA618)
10 km
LAGOSTA
PMLZ-1
MERLUZA
ÁREA IRACEMA
LULA
2500m
GUAIAMÁ
PIRACUCÁ
SAPINHOÁ
CAMPOS DE HC
GASODUTOS
50 km

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.